Internet Initiative Japan Inc.,
Jinbocho Mitsui Bldg.,
1-105 Kanda Jinbo-cho,
Chiyoda-ku, Tokyo 101-0051, Japan

December 28, 2011

Ms. Kathleen Collins,
Accounting Branch Chief
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C.  20549,
U.S.A.

Re:	Internet Initiative Japan Inc.
Form 20-F for the Year Ended March 31, 2011
Filed on July 19, 2011
File No. 000-30204

Dear Ms. Collins:

This is in response to the comments of the Staff (the “staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated December 1, 2011, with respect to the annual report on Form 20-F of Internet Initiative Japan, Inc. (“IIJ”) for the fiscal year ended March 31, 2011 (the “Form 20-F”). For your convenience, we have included the text of the staff’s comments below and have keyed IIJ responses accordingly.

Form 20-F for the fiscal year ended March 31, 2011

Item 18. Financial Statements

Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-13

1.
We note your disclosure on page F-49 that your Solutions Engagement Agreement with IBM Japan Ltd contains indemnification for IIJ-Global to perform services, function, responsibilities and others in a way that were being performed by AT&T Japan. We further note your disclosure on page 15 that you offer Service Level Agreements to your customers that provide customers with credits if your services fail to meet prescribed standards. If material, please tell us what consideration you have given to disclosing your accounting policies for these obligations, including the historical level of credits issued, and whether you record reserves related to these obligations.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that the historical amount of credits paid based on the Service Level Agreement is as follows:
  Year ended March 31, 2009   159 thousand yen
  Year ended March 31, 2010   252 thousand yen
  Year ended March 31, 2011   12 thousand yen
No credits have been issued based on the Solution Engagement Agreement to date.

We did not record the reserves for these obligations and did not disclose the accounting policy because they have not historically been material and  are not expected to be material based on the above figures.  We will continue to monitor the level of credits and if they become material in the future, the required disclosures and provisions will be included.

2.                           Please tell us what consideration you have given to disclosing all of the deliverables included in your system integration and services arrangements, including your basis for determining separate units of accounting, the method used to account for each unit, and the period over which each unit of accounting is recognized.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that system integration and service arrangements that include third-party off-the-shelf software (software) involve the following deliverables:

•  System construction services ― include all or some of the following elements depending on arrangements to meet each of our customer's requirements: consulting, project planning, system design, and development of network systems. These services also include the installation of software as well as configuration and installation of hardware.

•  Software ― we resell third-party software such as Oracle and Windows to our customers, which are installed by us during the system development process.

•  Hardware ― we also resell third-party hardware, primarily servers, switches and routers, which we install during the system development process. The hardware is generic hardware that is often sold by third party manufacturers and resellers without any software. That is, the functionality of the hardware is not dependent of the software.

•	Monitoring and operating service ― we monitor our customer's network activity and internet connectivity to detect and report problems. We also provide constant data backup services.

•	Hardware maintenance service ― we repair or replace any malfunctioning parts of hardware.

The system construction services are generally delivered over a three month period. All hardware and software are delivered and installed during this period. Customers are required to pay a specified fixed fee that is not payable until after the system has been completed and accepted by our customers.

Monitoring, operating and hardware maintenance service generally commence once our customers have accepted the system and are generally included for one to five years. Our contracts include a stated annual fee for these services.

We determine separate units of accounting based on the software revenue guidance as follows:

We have been able to establish vendor-specific objective evidence (“VSOE”) of fair value of the monitoring and operating service and hardware maintenance service based on separate renewals of these services that are consistently priced within a narrow range. Additionally, these services are not essential to the functionality of the hardware and software system, and are described in our arrangements such that the total price of the arrangement would be expected to vary as a result of the inclusion or exclusion of the services. As a result, we allocate revenue to services based on VSOE and recognize the revenues on a straight-line basis over the contract period. We allocate the residual amount to the software and system construction services.

The method used to account for each unit and the period over which each unit of accounting is recognized are as follows:

•
Revenue allocated to system construction services is accounted for using contract accounting. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method in compliance with ASC 605-35-25-92 because the Company is unable to bill customers and the title of constructed network system is not transferred to customer unless customers are satisfied with and accept the completed systems.

•
Revenue related to the hardware and software is not recognized until customer acceptance is received because title to the hardware and software do not transfer to our customers until formal acceptance is received.

•	Revenue related to monitoring, operating and hardware maintenance services is recognized on a straight line basis over the contract period.

We also enter into system integration services arrangements in which we do not resell software.  These arrangements generally include all the deliverables listed above except for the software deliverable.  We evaluate these arrangements under ASC 605-25 to determine the separate units of accounting.

Consistent with system integration arrangements that include software, the hardware maintenance services and operating and monitoring services qualify as separate units of accounting.  Revenue allocated to these services is recognized on a straight-line basis over the contract period. System construction service revenues, which are generally completed within three months, are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.

Note 2. Business Combinations, page F-19

3.
We note your disclosure that the acquisition of IIJ-Global was consistent with the Company’s strategy for expanding the scale of business by providing international services to the customers through a business tie-up with AT&T Japan. Please describe the nature of the business tie-up with AT&T Japan, including whether there is a contractual arrangement in place and the rights and obligations of each party under the arrangement.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that in relation to the tie up with AT&T Japan, the two agreements set forth below were executed on September 1, 2010.  Under these agreements, each party can offer services which such party is not able to provide by itself and customers of both parties can purchase diversified services as a one-stop service. Both agreements are non-exclusive and no sales quota is stipulated in them.

(1)	AT&T Global Master Carrier Agreement between IIJ-Global and AT&T Corp.

Under this agreement, AT&T Corp. provides to IIJ-Global the global managed network services and other value-added services and IIJ-Global can resell such services mainly to IIJ-Global's customers in Japan.

(2)	Domestic Services Agreement between IIJ-Global and AT&T Japan

Under this agreement, IIJ-Global provides to AT&T Japan multi-carrier based WAN services and AT&T Japan can resell such services mainly to AT&T Japan's customers.

Note 4. Other Investments, page F-21

4.
Please tell us the aggregate carrying amount of the cost-method investments that you did not evaluate for impairment because there were no identified impairment indicators, and tell us what consideration you gave to disclosing this amount as required by ASC 325-20-50-1.b.

Response:          IIJ acknowledges the staff’s comments and respectfully informs the staff that we evaluate all of cost method investments for impairment in our annual financial statements.

We consider the following factors when we determine the impairment for cost method investments based on ASC 320-10-35-27:

•	Net asset value for the investee based on the most recent financial information available

•	Operating results for the investee

•	Comparison of actual result against business plans obtained at the time of investment

•	The change in the regulatory, economic, or technological environment of the investee

•	Recent examples of trading of the investments

We did not disclose the aggregate carrying amount of the cost-method investments that we did not evaluate for impairment because we evaluate all cost method investments for impairment.

5.
Please tell us what consideration you gave to further disclosing the nature of your nonmarketable securities, including the business activities and economic characteristics of these companies, in order to enable readers to better assess the risks associated with these investments.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that in order to enable readers to better assess the risk associated with these investments we considered the nature of nonmarketable securities, and plan to disclose the following in our next 20-F filing:

The cost method investments were comprised of 18 nonmarketable equity securities which amounted to 1,234 million yen and 8 investments in limited partnership (the funds) which amounted to 820 million yen.  We invested in most of the nonmarketable equity securities to build the relationships with our business partners, primarily in the IT and telecommunication industries.  We invested in the funds in expectation of earning returns on investments. The funds invested in development stage companies, mainly in the IT industry.  We are not involved in selecting the investment portfolios.

Note 12. Income Taxes, page F-32

6.
We note from your disclosure on page F-34 that the change in the valuation allowance for the year ended March 31, 2011 included the release of the valuation allowance for the deferred tax assets of operating loss carry-forwards that were utilized during the year, which amounted to $1.5 million, and the effect of the acquisition of IIJ-Global, which amounted to $3.4 million.  Please tell us what the remaining change of $12.4 million related to, and what consideration you gave to disclosing this change.  Further, please tell us why these explanations are not consistent with the explanations on page 35 regarding the decrease in your valuation allowance, as it relates to your change in income tax expense.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that the decrease in valuation allowance disclosed in the tax rate reconciliation table on F-34, which amounted to 1,458 million yen for the year ended March 31, 2011, was mainly as follows:

Million of yen
The decrease in valuation allowance based on the expiration of operating loss carry-forwards as disclosed on page 35	616
The release of valuation allowance for the deferred tax assets of net loss on other investment, which was deducted from taxable income. The release of valuation allowance was a result of the sales of the investments or the completion of the liquidation procedure of the investment, for which impairment had been recorded previously as disclosed on page 35	678
The disclosure on page F-34 shows the benefit of operating loss carry-forwards of 131,319 thousand yen based on the disclosure requirement of ASC740-10-50-9(e), which represents the net of the adjustment of the beginning-of-the-year balance of valuation allowance because of the acquisition of IIJ-Global, amounting to 308,197 thousand yen based on the disclosure requirement on ASC740-10-50-9(h) and the expiration of operating loss carry forwards of 176,878 thousand yen.	131
Other	33
Total	1,458

7.
We note based on your disclosures on page F-33 that it appears a substantial portion of your operating loss carry-forwards are reserved; however, we note your disclosure on page 34 that the majority of your loss carry-forwards do not expire until 2016 and thereafter. Please tell us why these carry-forwards are not considered more likely than not to be realized, and what consideration you have given to disclosing these factors.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that the loss carry-forwards included in "Others", which amounted to 3,634 million yen, were comprised of as follows:
    2,531 million yen related to Trust network Inc.
    481 million yen related to GDX Japan Inc.
    622 million yen related to IIJ America, Inc.
These companies were not included in IIJ’s consolidated tax returns. We evaluated that it is not more likely than not that these loss carryforwards will be realized as these companies recorded cumulative losses in recent years.

Note 17. Commitments and Contingent Liabilities, page F-48

8.
For your class action lawsuit, please tell us if and when you have recorded accrued liabilities for this matter and your consideration of their disclosure under ASC 450-20-50-1.  If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for your class action lawsuit, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.  Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y. Please include your proposed disclosures in your response.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that IIJ has recorded no liability for this matter as of March 31, 2011.  Based on the global settlement among the plaintiffs, issuer defendants and underwriter defendants approved by the District Court on October 5, 2009, which requires no financial contribution from IIJ, IIJ has determined the impact to its financial position as of March 31, 2011 and results of operation for the year ended March 31, 2011 to be immaterial.

Note 19. Fair Value Measurements, page F-49

9.
We note that you evaluate the fair value of your non-marketable investments based on the net assets of each issuer, as the Company could not obtain other information such as future cash flows.  Please tell us how this methodology complies with the fair value measurement requirements of ASC 820-10-35.  Further, to the extent you consider this methodology to comply with these requirements, please clarify why it is not practicable to obtain the net asset values for all of your investee companies pursuant to ASC 820-10-50-16 to 19. Please also clarify whether this information is used in assessing whether there are any impairment indicators.

Response:            IIJ acknowledges the staff’s comments and respectfully informs the staff that non-marketable investments were comprised of non-marketable equity securities and investment in limited partnership.  They were accounted for by the cost method under ASC325-20-25 and ASC325-30-S55-1. Therefore, we have not applied the fair value requirement of ASC 820-10-35 to them.

We obtain net asset values for all our investees when we evaluate whether investments are impaired.  Determination of impairment for non-marketable investment is considered based on factors such as net asset value for the investee based on the most recent financial information available, operating results, comparison of actual result against business plans obtained at the time of investment, change in the regulatory, economic or technological environment of the investees and recent examples of trading of the investment.

We believe that due to the inability to obtain reliable information related to future cash flows, the methodology described for assessing the investments for impairment is reasonable.

IIJ acknowledges that:

•	IIJ is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	IIJ may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions on the foregoing, please do not hesitate to contact me by phone at 81-3-5205-6333, by email at register@iij.ad.jp, or by facsimile at 81-3-5259-6311.

Very truly yours,

/s/ Akihisa Watai
Akihisa Watai
Managing Director, Chief Financial Officer and Chief Accounting Officer

cc:	Laura Veator
Melissa Feider
(Securities and Exchange Commission)

Izumi Akai
Kenji Taneda
Brian Wessel
(Sullivan & Cromwell LLP)